Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

October 14, 2011

Via E-mail and EDGAR

Mr. David L. Orlic,
Special Counsel, Office of Mergers and Acquisitions,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	The Greater China Fund, Inc. Schedule TO - I filed
September 16, 2011 (File No. 005-51363)

Dear Mr. Orlic:

On behalf of The Greater China Fund, Inc. (the “Fund”), we wish to respond to the comment letter, dated October 13, 2011 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the filing on September 16, 2011 by the Fund under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Fund’s Schedule TO – I (“Schedule TO”) with respect to the Fund’s issuer tender offer and the Fund’s Offer to Repurchase, dated September 16, 2011 (the “Offer to Repurchase”) filed as exhibit (a)(1) to Schedule TO.

To facilitate your review, the captions and numbered comment from the Comments have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

The Fund appreciates the opportunity to respond to the Comments.  Statements below representing summaries of statements and conversations of each of the chairman of the Fund and the president of the Fund are based on conversations with each of them and the undersigned and were reviewed with each of them prior to the submission of this response.

Schedule TO-I filed September 16, 2011

General

1.           As discussed with counsel, we note recent filings by City of London Investment Management Company Limited and the company regarding potential third party proposals or the lack thereof.  Please advise as to the consideration given by the company to extending the tender offer under these circumstances.  Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made and for considering whether additional specific disclosures of material information are required.

David L. Orlic	-2-

Response—As an initial matter, management of the Fund has informed us that the Fund acknowledges its responsibility for the accuracy and adequacy of its disclosures and for considering whether additional specific disclosures of material information are required.  The Fund and its management take this responsibility seriously.

In particular, management of the Fund considered carefully its responsibility under the Exchange Act and the applicable rules and regulations in amending its Schedule TO on October 12, 2011 and issuing on the same day a press release.  More specifically, management of the Fund considered the press releases issued by City of London Investment Management Group Limited (“COL”) and the Schedule 13D filed by COL on October 11, 2011.  Management considered the statements made by telephone on October 12, 2011 by the chairman of JF China Region Fund, Inc. (“JFC”) to the chairman of the Fund to the effect, as reported to me by the chairman of the Fund, that (i) the board of JFC did not consider a merger with any fund, let alone a merger with a fund three or four times as large as JFC, such as the Fund, and (ii) that the board of JFC did not make “repeated attempts” to contact the board of the Fund.  The chairman of JFC told the chairman of the Fund that he called him only on Friday, October 7, 2011 and left a voicemail for him to call him back (the voicemail did not indicate the reason for the call).  I am informed by the chairman of the Fund that similar statements were made by the chairman of JFC to the Fund’s chairman by telephone on October 13, 2011.

Management considered that the president of the Fund reported to Fund management and me that he received a phone call on October 11, 2011, from a William Marle of Edmond de Rothschild Limited in London, claiming to have been retained by JFC and asking him if he saw the recent COL press release.  I am told that when the president of the Fund told Mr. Marle that he had not seen the press release, Mr. Marle forwarded the press release to him by email.  Mr. Marle then outlined the content of the press release and informed the Fund president that the chairman of JFC had been trying to contact the chairman of the Fund.  The Fund president informed Mr. Marle that he believed that the Fund's chairman was away for Canadian Thanksgiving but that he would endeavor to make contact with the Fund chairman and to forward to him a copy of the COL press release.  Management considered that notwithstanding the assertions of Mr. Marle, the chairman of JFC told the chairman of the Fund that JFC did not retain Mr. Marle.  We note for the information of the Staff that we understand that several months ago Mr. Marle approached management of the Fund with an offer of a plan to assist the Fund, at significant cost to the Fund, in its dealings with COL.  The Fund told Mr. Marle, who at the time was with a different firm, that it was not interested in retaining him.

Management of the Fund also considered that during the pendency of the Fund’s tender offer, the Fund’s investment manager has been accumulating cash for payment to tendering holders following the expiration of the tender offer and that Fund stockholders would be expecting the tender offer to expire in accordance with its terms on October 14, 2011.  Management has also considered that the Fund’s information agent for the tender offer reports that as of the close of business on October 13, 2011, 14.37% of the Fund’s shares have been tendered.

As discussed with Michele Anderson of the Staff by telephone with me on the morning of October 12, 2011, the Fund was inclined initially not to make any statement in response to COL’s press release because of its policy not to comment on rumors and not to extend the tender offer.  However, based upon the conversation between the chairman of the Fund and the chairman of JFC that confirmed the lack of any merit to the statements in the COL press release as it relates to a merger, the Fund determined, for the reasons set forth in its press release, that it would be appropriate to make a one-time exception to its “no comment” policy to state in a press release and amendment to Schedule TO that “the Fund has not received a proposal to merge with any other closed end fund and does not

David L. Orlic	-3-

expect to receive any such proposal in the near future”.  The Fund also noted that COL had announced it would not tender and reminded the Fund’s stockholder of the upcoming expiration date.

In addition, among other matters, management also considered the amendment to COL’s Schedule 13D filed on October 13, 2011 and the related “correcting and replacing” press release that COL issued and attached to its amendment to Schedule 13D, as well as the press release issued by JFC on October 11, 2011.

Based on the foregoing, management of the Fund believes there has been no development in respect of the Fund or its tender offer requiring an extension of the termination date.  In addition, management of the Fund has considered the disclosures in its Schedule TO and believes that no further amendment is required at this time.  Management of the Fund has informed me that the Fund will amend the Schedule TO following the expiration of the tender offer as required by Schedule TO and the applicable rules and regulations.

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-I filed on September 16, 2011, and amendments thereto; and

●	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Any questions or comments with respect to this letter may be communicated to the undersigned, William G. Farrar of Sullivan & Cromwell LLP, at (212) 558-4940.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 558-1600 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Brian A. Corris
(The Greater China Fund, Inc.)

Deborah A. Docs
Grace Torres
(Prudential Investments LLC)